May 20, 2020

VIA EDGAR

Mr. Buchmiller and Ms. Breslin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VIVOS INC. Post-Qualification Amendment No. 1 to Form 1-A filed April 30, 2020 File No. 024-11049

Ladies and Gentlemen:

This letter is submitted on behalf of Vivos Inc. (the “Company”) in response to comments of the staff of the Office of Life Sciences (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment No. 1 to Form 1-A (the “Post-Qualification Amendment”) filed April 30, 2020 as set forth in your letter dated May 18, 2020 (the “Comment Letter”), addressed to Michael Korenko, President and Chief Executive Officer of the Company. The Company is filing Post-Qualification Amendment No. 2 (“Post-Qualification Amendment No. 2”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Form 1-A POS filed April 30, 2020

Post-Qualification Offering Circular Cover Page, page 1

1.	We note your disclosure under “Recent Developments” on page 6 that you have already raised $125,280 in proceeds under this offering statement in March 2020. We also note your disclosure that you converted outstanding notes into shares of common stock. Please tell us how the March offering, and, if applicable, the note conversions, have been reflected in the maximum offering of 150 million shares of common stock and your total maximum offering amount in dollars, or revise your offering circular as appropriate, including use of proceeds. Please also tell us how you conducted any offering of shares under this offering statement prior to including pricing information as required by Rule 253 of Regulation A.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that in March 2020 the Company entered into verbal agreements with three existing accredited investors who agreed to invest an aggregate of $125,280 to ensure the Company’s liquidity pending qualification of the Post-Qualification Amendment, which funds were placed in escrow and released to the Company upon consent of the investors. The Company has not issued any securities, including shares of common stock, and upon qualification of Post-Qualification Amendment No. 2, the Company intends to formally offer the securities at the price set forth in such Post-Qualification Amendment No. 2. In the event the investors do not accept the offer at the price per share set forth the Post-Qualification Amendment No. 2, the Company intends to either issue promissory notes, or shares of common stock in a private placement under Section 4(2) of the Securities Act of 1933, as amended (“Securities Act”), at the investor’s election.

The Post-Qualification Amendment erroneously stated that the shares of common stock were issued in April 2020, and the Post-Qualification Amendment No. 2 will be revised to reflect the facts governing the investment as set forth above.

Use of Proceeds, page 20

2.	Your current disclosure indicates that if the maximum number of shares of common stock are sold under your Offering Circular that you estimate that you will receive net proceeds of approximately $3,950,000 after the payment of estimated offering expenses. Please tell us how this amount reconciles to the $3,000,000 in total use of proceeds shown in the first column of your table on page 21 or revise your disclosure as appropriate.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company intends to offer a maximum of 150,000,000 shares at $0.027 per share, resulting in maximum proceeds of $4,050,000. The Use of Proceeds table and elsewhere where the maximum proceeds are disclosed will be revised to reflect the intended maximum offering proceeds.

Plan of Distribution, page 54

3.	We note your disclosure that outstanding promissory notes may be exchanged for shares of common stock issued in connection with the offering, in which event the proceeds to the company will be reduced by the amount of principal and accrued interest exchanged for common stock. Please provide a legal analysis as to how the issuance of common stock under Regulation A would be consistent with Section 5 as it appears from your response to Item 6 of Part I that the notes were issued in reliance on the exemption in Section 4(a)(2). Please note that we view an offering of both the overlying and underlying security to take place where the overlying securities are convertible or exercisable within one year. For guidance, please refer to Question 103.04 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the outstanding promissory notes, which were issued to accredited investors over six months ago in reliance on the exemption in Section 4(a)(2) of the Securities Act, and are convertible into shares of common stock at $0.04 per share, are not intended to be convertible into shares of common stock proposed to be issued in connection with the Regulation A+ offering at $0.027 per share, according to the terms of such notes. Rather, the principal and accrued interest due under the terms of the notes (“Outstanding Balance”), although convertible into shares of common stock in continued reliance on Section 4(a)(2) under the Securities Act, may instead be exchanged for shares of common stock upon qualification of Form 1-A at $0.27 per share. The Outstanding Balance essentially serves as the currency or consideration used to acquire such common stock issued pursuant to Regulation A+.

Question 103.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations advises that when convertible securities are registered under Section 5 of the Securities Act, the underlying securities are required to be registered as well where such convertible securities are convertible within one year. In the case of the convertible promissory notes issued by the Company, such notes were issued in reliance on the exemption afforded by Section 4(a)(2), and are not proposed to be convertible according to their terms into securities proposed to be issued pursuant to the exemption from registration afforded by Regelation A+, but rather are being exchanged for securities offered pursuant to the offering statement. According to the staff in its response to Question 103.04, “[t]he security holder, by purchasing a convertible security that is convertible only at the option of the issuer, is in effect also deciding to accept the underlying security.” In the case of the notes issued by the Company, the note holder was not making an investment decision to acquire securities offered pursuant to the offering statement at the time it made its original investment. To the contrary, the investment decision whether to exchange the Outstanding Balance under the applicable note will be made only upon review of the offering statement. As a result, there are two investment decisions, not one as reference by the staff in its response to Question 103.04, and each one would require either registration or an exemption from registration – the original investment decision did not contemplate that the notes could be exchanged, at the option of the investor, into any securities other than pursuant to the specific terms of the notes.

The Company could have exchanged the notes for common stock in reliance on Section 3(a)(9) under the Securities Act, or converted into common stock and resold in reliance of Rule 144 under the Securities Act assuming the requirements under Rule 144 were satisfied; however, we believe that the exchange of the Outstanding Balance for securities issued pursuant to the exemption from registration afforded by Regulation A+ would not be inconsistent with the registration requirements of Section 5 of the Securities Act since Regulation A+ is an exemption from registration, as is Section 4(a)(2). Since the notes issued by the Company were not registered under Section 5 of the Securities Act, which Question 103.04 appears to require to prohibit the use of an exemption where the original securities were registered, we do not believe that Question 103.04 is applicable to prohibit the use of Regulation A+ to exempt the offering of securities issued pursuant to Form 1-A where the original notes were issued under Section 4(a)(2) of the Securities Act.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate the Company’s counsel, Daniel W. Rumsey, at (619) 272-7062.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation

cc:	Michael Korenko Vivos Inc. President and Chief Executive Officer